Exhibit 99.1

NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR THE UNITED STATES

First Phosphate Files NI 43-101 Technical Report for Initial Mineral Resource Estimate at Bégin-Lamarche Property, Saguenay-Lac-Saint-Jean Quebec

Saguenay, October 31, 2024 First Phosphate Corp ("First Phosphate" or the "Company") (CSE: PHOS) (OTC: FRSPF) (FSE: KD0) is pleased to announce that the Company has filed its Initial Mineral Resource Estimate (“MRE”) Technical Report for the Bégin-Lamarche Project, located 50 km northwest of the City of Saguenay, Quebec, Canada.

The Technical Report titled “Technical Report and Initial Mineral Resource Estimate of The Bégin-Lamarche Phosphate Property, Saguenay – Lac Saint-Jean Region, Northern Quėbec” dated November 1, 2024, with an effective date of September 9, 2024, was prepared by P&E Mining Consultants Inc. and is in accordance with the National Instrument 43-101 Standards of Disclosure for Mineral Projects and supports the disclosures made by the Company in its news release dated September 18, 2024. A full copy of the Report is available on the First Phosphate website at www.firstphosphate.com/projects/begin-lamarche and can be found at SEDAR+ (www.sedarplus.ca) under the Company’s issuer profile.

MRE Highlights include:

●	3D deposit model : https://www.firstphosphate.com/BeginLamarche3D

●	Inferred pit-constrained Mineral Resource: 214.0 Mt @ 6.01% P2O5 (phosphate)

Indicated pit-constrained Mineral Resource: 41.5 Mt @ 6.49% P2O5

●	Including Mountain Zone:	Indicated Mineral Resource of 9.3 Mt @ 8.19% P2O5
Inferred Mineral Resource of 6.8 Mt @ 8.57% P2O5

●	The Deposit is open at depth

●	The deposit contains very low levels of potentially deleterious elements

●	Metallurgical Testwork indicates an anticipated apatite concentrate grade of 40% P2O5 at a 91% recovery

●	The deposit presents the potential for recovering two additional primary mineral products: a magnetite concentrate (iron) and an ilmenite concentrate (titanium)

●	Apatite (Phosphorus), titanium and high purity iron are all listed on the Quebec and Canadian critical minerals lists

Qualified Person

The Qualified Person independent of the issuer, responsible for estimating the Mineral Resources of the Begin-Lamarche Property, within the meaning of NI 43-101, is Mr. Antoine Yassa, P.Geo., of the firm P&E Mining Consultants Inc. Mr. Yassa has read this press release and confirms that the scientific and technical information in this press release for accuracy and compliance with NI 43-101.

The scientific and technical disclosure for First Phosphate included in this News Release have been reviewed and approved by Gilles Laverdière, P.Geo. Mr. Laverdière is Chief Geologist of the Company and a Qualified Person under National Instrument 43-101 Standards of Disclosure of Mineral Projects (“NI 43-101”).

About First Phosphate Corp

First Phosphate is a mineral development company fully dedicated to extracting and purifying phosphate for the production of cathode active material for the lithium iron phosphate (“LFP”) battery industry. First Phosphate is committed to producing at high purity level, in responsible manner and with low anticipated carbon footprint. First Phosphate plans to vertically integrate from mine source directly into the supply chains of major North American LFP battery producers that require battery grade LFP cathode active material emanating from a consistent and secure supply source. First Phosphate holds over 1,500 sq. km of royalty-free district-scale land claims in the Saguenay–Lac-St-Jean Region of Quebec, Canada that it is actively developing. First Phosphate properties consist of rare anorthosite igneous phosphate rock that generally yields high purity phosphate material devoid of high concentrations of harmful elements.

For additional information, please contact:

Bennett Kurtz

Chief Financial Officer

bennett@firstphosphate.com

Tel: +1 (416) 200-0657

Investor Relations: investor@firstphosphate.com

Media Relations: media@firstphosphate.com

Website: www.FirstPhosphate.com

Follow First Phosphate:

Twitter: https://twitter.com/FirstPhosphate

LinkedIn: https://www.linkedin.com/company/first-phosphate/

Forward-Looking Information and Cautionary Statements

This news release contains certain statements and information that may be considered “forward-looking statements” and “forward looking information” within the meaning of applicable securities laws. In some cases, but not necessarily in all cases, forward-looking statements and forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved” and other similar expressions. In addition, statements in this news release that are not historical facts are forward looking statements, including, among other things, the Company’s planned exploration and production activities, the properties and composition of any extracted phosphate, the Company’s plans for vertical integration into North American supply chains.

These statements and other forward-looking information are based on assumptions and estimates that the Company believes are appropriate and reasonable in the circumstances, including, without limitation, expectations of the Company’s long term business outcomes given its short operating history; expectations regarding revenue, expenses and operations; the Company having sufficient working capital and ability to secure additional funding necessary for the exploration of the Company’s property interests; expectations regarding the potential mineralization, geological merit and economic feasibility of the Company’s projects; expectations regarding drill programs and the potential impacts successful drill programs could have on the life of the mine and the Company; mineral exploration and exploration program cost estimates; expectations regarding any environmental issues that may affect planned or future exploration programs and the potential impact of complying with existing and proposed environmental laws and regulations; receipt and timing of exploration and exploitation permits and other third-party approvals; government regulation of mineral exploration and development operations; expectations regarding any social or local community issues that may affect planned or future exploration and development programs; expectations surrounding global economic trends and technological advancements; and key personnel continuing their employment with the Company.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include: limited operating history; high risk of business failure; limited resources and competition; negative cash flow from operations and the uncertainty of additional funding; no dividends; risks related to possible fluctuations in revenues and results; insurance and uninsured risks; litigation; reliance on management and key personnel; conflicts of interest; access to supplies and materials; dangers of mineral exploration and related liability and damages; risks relating to health and safety; government regulation and legal uncertainties; the company’s exploration and development properties may not be successful and are highly speculative in nature; dependence on outside parties; title to some of the Company’s mineral properties may be challenged or defective; Indigenous title and land claims; obtaining and renewing licenses and permits; environmental and other regulatory risks; risks relating to climate change; risks related to infrastructure; land reclamation requirements may be burdensome; fluctuation in commodity and materials prices; dilution; future sales by existing shareholders could cause the Company’s share price to fall; fluctuation and volatility in stock exchange prices; contagious disease and geopolitical risks; and risks related to market demands. There can be no assurance that any opportunity will be successful, commercially viable, completed on time or on budget, or will generate any meaningful revenues, savings or earnings, as the case may be, for the Company. In addition, the Company will incur costs in pursuing any particular opportunity, which may be significant.

These factors and assumptions are not intended to represent a complete list of the factors and assumptions that could affect the Company and, though they should be considered carefully, should be considered in conjunction with the risk factors described in the Company’s other documents filed with the Canadian and United States securities authorities, including without limitation the “Risk Factors” section of the Company’s Annual report on Form 20-F dated July 8, 2024 and Management Discussion and Analysis dated October 21, 2024 which are available on SEDAR at www.sedarplus.ca. Although the Company has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking information or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.